UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 5)*

Adams Resources & Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

006351 308

(CUSIP Number)

KSA Industries, Inc.

17 South Briar Hollow Lane, Suite 400

Houston, Texas 77027

Attention: Stephanie Carlat

(713) 881-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Amy Adams Strunk
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person IN

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. AAS Holding LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person OO

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Kenneth S. Adams IV
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person IN

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Kenneth S. Adams IV
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person OO

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Adams Family Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person OO

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Barclay Cunningham Adams
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person IN

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Barclay Adams
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person OO

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. BCA Adams Cumberland, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person OO

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Susan Cunningham Lewis
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person IN

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. SCL 2021 Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person OO

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. KSA Industries, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person CO

Item 1. Security and Issuer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on November 22, 2013 (the “Original Schedule 13D”), as amended, with respect to the common stock, $0.10 par value (the “Common Stock”) of Adams Resources & Energy, Inc. a Delaware corporation (the “Issuer”), which has its principal executive office at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027. The Original Schedule 13D has been amended previously by various Reporting Persons (as defined below) on April 17, 2014, November 1, 2017 and May 6, 2022.

As set forth below, as a result of the transactions described herein, on October 31, 2022, each of the Reporting Persons sold all of the shares of Common Stock of the Issuer previously held by each Reporting Person. Accordingly, the filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Original Schedule 13D, as previously amended. Except as specifically amended by this Amendment, the Original Schedule 13D, as previously amended, is unchanged.

Item 2. Identity and Background.

This Amendment is being filed jointly by KSA Industries, Inc., a Delaware corporation (“KSAI”); Amy Adams Strunk; AAS Holding LLC, a Delaware limited liability company (“AAS”); Kenneth Stanley Adams IV; Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Kenneth Stanley Adams IV; Adams Family Holdings, LLC, a Tennessee limited liability company (“AFH”); Barclay Cunningham Adams; Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Barclay Adams; BCA Adams Cumberland, LLC, a Texas limited liability company (“BCA Cumberland”); Susan Cunningham Lewis and SCL 2021 Ventures, LLC, a Texas limited liability company (“SCL Ventures”) (collectively, the “Reporting Persons” and each a “Reporting Person”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D/A as Exhibit 99.2 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following:

As previously reported in the Original Schedule 13D and subsequent amendments, 100% voting control of KSAI is held by the Reporting Persons. Certain Reporting Persons acquired direct ownership of shares of Common Stock of the Issuer in addition to indirect ownership acquired through KSAI. Certain of the Reporting Persons and their representatives have served as directors of KSAI.

Effective October 31, 2022, the Reporting Persons sold all shares of Common Stock of the Issuer previously held by the Reporting Persons to the Issuer for a purchase price of $36.00 per share pursuant to a Stock Repurchase Agreement by and among the Issuer and the Reporting Persons, dated as of October 31, 2022. As a result of the sale, the Reporting Persons no longer beneficially own any shares of Common Stock or have any voting power or dispositive power over any share of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a,b) As a result of the sale, the Reporting Persons no longer beneficially own any shares of Common Stock or have any voting power or dispositive power over any share of Common Stock.

(c) Other than the sale described herein, the Reporting Persons have not affected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) With the exception of certain discretionary trusts for which there are one or more trustees other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Persons.

(e) The Reporting Persons have ceased to be the beneficial ownership of more than five percent (5%) of the Issuer’s Common Stock, effective as of October 31, 2022. The filing of this Amendment constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following:

Exhibit No.	Description

99.1	Stock Repurchase Agreement, dated as of October 31, 2022, by and among the Issuer and the Reporting Persons (a)

99.2	Joint Filing Agreement

(a)	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 1, 2022 (File No. 001-07908).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2022

KSA Industries, Inc.

By:	/s/ Amy Adams Strunk
Amy Adams Strunk
Chairperson and Chief Executive Officer

/s/ Amy Adams Strunk Amy Adams Strunk

AAS Holding LLC

By:	Amy Adams Strunk
Amy Adams Strunk
Sole Member

/s/ Kenneth Stanley Adams IV
Kenneth Stanley Adams IV

Jefferson Bank Trustee of the Article VI Trust

UWO Nancy Neville Adams FBO Kenneth S. Adams IV

By:	/s/ Erik Ahlenius
Erik Ahlenius
Executive Vice President

Adams Family Holdings, LLC

By:	/s/ Kenneth Stanley Adams IV
Kenneth Stanley Adams IV
Manager

/s/ Barclay Cunningham Adams
Barclay Cunningham Adams

Jefferson Bank Trustee of the Article VI Trust

UWO Nancy Neville Adams FBO Barclay Adams

By:	/s/ Erik Ahlenius
Erik Ahlenius
Executive Vice President

BCA Adams Cumberland, LLC

By:	/s/ Barclay Cunningham Adams
Barclay Cunningham Adams
Manager

/s/ Susan Cunningham Lewis
Susan Cunningham Lewis

SLC 2021 Ventures, LLC

By:	/s/ Susan Cunningham Lewis
Susan Cunningham Lewis
Manager